Exhibit 99.1

Immutep Completes Patient Enrolment in Randomised Phase II

of AIPAC-003 Trial in Metastatic Breast Cancer

SYDNEY, AUSTRALIA – October 03, 2024 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces patient enrolment has been completed in the randomised Phase II portion of the AIPAC-003 (Active Immunotherapy and PAClitaxel) clinical trial.

The Phase II enrolled 65 metastatic hormone receptor positive (HR+), HER2-negative/low or triple-negative breast cancer patients who exhausted endocrine therapy including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors. Patients across 22 clinical sites in Europe and the United States have been randomised 1:1 to receive either 30mg or 90mg dosing of eftilagimod alpha (“efti”) in combination with paclitaxel to determine the optimal biological dose consistent with the FDA’s Project Optimus initiative.

Further updates will be provided after data collection, data cleaning, and analysis. For more information on the trial, please visit clinicaltrials.gov (NCT05747794).

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Sodali & Co.

+61 (0)406 759 268; catherine.strong@sodali.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889